                                                                 Exhibit (a)(1)


                              INSILCO CORPORATION
                           OFFER TO PURCHASE FOR CASH
                   UP TO 2,857,142 SHARES OF ITS COMMON STOCK
                            AT $38.50 NET PER SHARE

          THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
                12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY,
                 AUGUST 7, 1997, UNLESS THE OFFER IS EXTENDED.

     Insilco Corporation, a Delaware corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, par value $.001 per share (the "Shares"), at $38.50 per Share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer"). The Company will purchase all Shares validly tendered and not withdrawn, upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration described herein. Shares not purchased because of proration will be returned.
                     -------------------------------------

            THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF
                 SHARES BEING TENDERED. THE OFFER IS, HOWEVER,
              SUBJECT TO CERTAIN OTHER CONDITIONS. SEE SECTION 6.
                     -------------------------------------

                                   IMPORTANT

     Any stockholder desiring to tender all or any portion of his or her Shares should either (1) complete and sign the Letter of Transmittal or a photocopy thereof in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to National City Bank (the "Depositary") and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or deliver such Shares pursuant to the procedure for book-entry transfer set forth in Section 3, or (2) request his or her broker, dealer, commercial bank, trust company or nominee to effect the transaction for him or her. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or nominee must contact such broker, dealer, commercial bank, trust company or nominee if he or she desires to tender such Shares. Any stockholder who desires to tender Shares and whose certificates for such Shares are not immediately available, or who cannot comply in a timely manner with the procedure for book-entry transfer, should tender such Shares by following the procedures for guaranteed delivery set forth in Section 3. Stockholders who are participants in the Insilco Corporation Employee Thrift Plan (the "401(k) Plan") cannot use the Letter of Transmittal to tender the Shares that are held in their accounts under such plan, but must instruct the plan administrator pursuant to the Tender Instruction Form to have those Shares tendered on their behalf. See the caption "401(k) Plan" contained in Section 3.

     NEITHER THE COMPANY NOR ANY OF ITS DIRECTORS, OFFICERS OR EMPLOYEES MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.
                     -------------------------------------

     The Shares are quoted on the NASDAQ National Market under the symbol "INSL". The Shares are not listed on any national securities exchange.

     Questions or requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent at the address and telephone number set forth on the back cover of this Offer to Purchase.
                     -------------------------------------

                    THE INFORMATION AGENT FOR THE OFFER IS:

                    CORPORATE INVESTOR COMMUNICATIONS, INC.
                     -------------------------------------
July 11, 1997

     NO PERSON HAS BEEN AUTHORIZED TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER STOCKHOLDERS SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH RECOMMENDATION AND SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                               TABLE OF CONTENTS

  INTRODUCTION .......................................................................     1
  THE OFFER ..........................................................................     3
  1.  Number of Shares; Proration.....................................................     3
  2.  Tenders by Holders of Five or Fewer Shares......................................     4
  3.  Procedure for Tendering Shares..................................................     5
  4.  Withdrawal Rights...............................................................     7
  5.  Acceptance for Payment of Shares and Payment of Purchase Price..................     8
  6.  Certain Conditions of the Offer.................................................     8
  7.  Price Range of Shares; Dividends................................................    10
  8.  Background and Purpose of the Offer.............................................    10
  9.  Source and Amount of Funds......................................................    13
 10.  Transactions and Agreements Concerning Shares...................................    14
 11.  Financial Information Concerning the Company....................................    16
      Effects of the Offer on the Market for Shares; Registration Under the Exchange
 12.  Act.............................................................................    24
 13.  Regulatory Approvals............................................................    24
 14.  Certain Federal Income Tax Consequences.........................................    24
 15.  Extension of Tender Period; Termination; Amendments.............................    27
 16.  Fees, Expenses and Other Arrangements...........................................    28
 17.  Miscellaneous...................................................................    28

                                    SUMMARY

     This general summary is provided solely for the convenience of holders of Shares and is qualified in its entirety by reference to the full text of and the more specific details contained in this Offer to Purchase and the related Letter of Transmittal and any amendments hereto and thereto. Capitalized terms used in this summary without definition shall have the respective meanings ascribed to such terms in this Offer to Purchase.

The Company................  Insilco Corporation, a Delaware corporation with principal executive offices at 425 Metro Place N., Fifth Floor, Dublin, Ohio 43017.

The Shares.................  Shares of the Company's Common Stock, par value
                             $.001 per Share.

Number of Shares Sought....  2,857,142 Shares.

Purchase Price.............  $38.50 per Share, net to the seller in cash.

Expiration Date of Offer...  Thursday, August 7, 1997, at 12:00 Midnight, New
                             York City time, unless extended by the Company pursuant to the terms hereof.

How to Tender Shares.......  See Section 3. For further information, consult your broker for assistance or call the Information Agent, Corporate Investor Communications, Inc., 111 Commerce Rd., Carlstadt, NJ 07072, (800) 631-0983.

Proration..................  If more than 2,857,142 Shares have been validly tendered and not withdrawn on or prior to the Expiration Date, the purchase of Shares will be subject to proration. After the purchase of Odd Lot Shares as described below, Shares will be purchased on a pro rata basis. Proration of Shares will be based on the ratio of the number of Shares to be purchased by the Company pursuant to the Offer (less Odd Lot Shares purchased) to the total number of Shares validly tendered by all stockholders and not withdrawn (less Odd Lot Shares purchased). This ratio will be applied to all Shares validly tendered by each stockholder (other than Odd Lot Owners) to determine the number of Shares that will be purchased from each stockholder pursuant to the Offer. Preliminary results of proration will be announced by press release as promptly as practicable after the Expiration Date.

Odd Lot Owners.............  There will be no proration of Shares validly tendered and not withdrawn by any stockholder beneficially owning five or fewer Shares (including Shares held in the 40l(k) Plan) as of the close of business on July 3, 1997 and as of the Expiration Date, who tenders all such Shares and completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery, and, if Shares are held for the account of such stockholder in the 401(k) Plan, the box captioned "Odd Lots" on the Tender Instruction Form being sent to participants in the 401(k) Plan. Stockholders validly tendering Odd Lots will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of Shares in a transaction effected through a broker.

Withdrawal Rights..........  Tendered Shares may be withdrawn at any time until the Expiration Date of the Offer and, unless previously purchased, after 12:00 Midnight, New York City time, September 4, 1997. See Section 4.

Market Price of Shares.....  On July 10, 1997, the closing price of the Shares on the NASDAQ National Market was $37.00 per Share. See Section 7.

Brokerage Commissions......  Not payable by stockholders.

Stock Transfer Tax.........  None, except as provided in Instruction 6 of the
                             Letter of Transmittal.

Payment Date...............  As promptly as practicable after the Expiration
                             Date of the Offer.

Further Information........  Any questions, requests for assistance or requests for additional copies of this Offer to Purchase, the Letter of Transmittal or other tender offer materials may be directed to the Information Agent, Corporate Investor Communications, Inc., 111 Commerce Rd., Carlstadt, NJ 07072, (800) 631-0983.

To the Holders of Common Stock of
Insilco Corporation:

                                  INTRODUCTION

     Insilco Corporation, a Delaware corporation (the "Company"), invites its stockholders to tender shares of its Common Stock, par value $.001 per share (the "Shares"), at $38.50 per Share (the "Purchase Price"), net to the seller in cash, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the "Offer").

     NEITHER THE COMPANY NOR ANY OF ITS DIRECTORS, OFFICERS OR EMPLOYEES MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

     Each stockholder who has properly tendered and not withdrawn Shares will receive $38.50 per Share, net to the seller in cash, with respect to all Shares purchased, upon the terms and subject to the conditions of the Offer, including the provisions relating to proration and "odd lot" tenders described below. The Purchase Price will be paid in cash, net to the seller, with respect to all Shares purchased. Shares tendered and not purchased because of proration or invalid tender will be returned to the tendering stockholders.

     THE OFFER IS NOT CONDITIONED UPON ANY MINIMUM NUMBER OF SHARES BEING TENDERED. THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER CONDITIONS. SEE
SECTION 6.

     Tendering stockholders will not be obligated to pay brokerage commissions, solicitation fees or, subject to Instruction 6 of the Letter of Transmittal, stock transfer taxes on the sale of their Shares to the Company pursuant to the Offer. The Company will pay all charges and expenses of National City Bank (the "Depositary") and Corporate Investor Communications, Inc. (the "Information Agent") incurred in connection with the Offer. See Section 16. HOWEVER, ANY TENDERING STOCKHOLDER WHO FAILS TO COMPLY WITH THE PROCEDURES SET FORTH IN THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO A REQUIRED FEDERAL INCOME TAX BACKUP WITHHOLDING OR OTHER WITHHOLDING ON THE GROSS PAYMENTS PAYABLE TO SUCH STOCKHOLDER PURSUANT TO THE OFFER. SEE SECTION 3.

     As more fully discussed in Section 8, on October 7, 1996, the Company announced that it had retained Goldman, Sachs & Co. ("Goldman Sachs") to assist in the review of the Company's strategic alternatives. After considering the sale of the entire Company to a single purchaser or the sale of each of the Company's operating units separately, the Board of Directors determined that the strategic alternative that would best maximize stockholder value was for the Company to refinance its existing indebtedness, issue new debt and repurchase Shares (the latter, the "Share Repurchase"). The Offer is being made by the Company to implement the Share Repurchase.

     At July 3, 1997, Water Street Corporate Recovery Fund I, L.P., an investment partnership of which Goldman Sachs is the general partner ("Water Street"), owned 5,802,494 (approximately 61%) of the 9,568,436 Shares then outstanding. Under Section 302 of the Internal Revenue Code of 1986, as amended (the "Code") (discussed more fully in Section 14), it would be highly unlikely that Water Street would obtain capital gains tax treatment with respect to the proceeds of any tender by it of its Shares in the Offer. Accordingly, on July 10, 1997, pursuant to a Stock Purchase Agreement between Water Street and the Company (the "Water Street Purchase Agreement"), the Company purchased 2,805,194 Shares from Water Street at $38.50 per Share in cash for an aggregate purchase price of $107,999,969 (the "Water Street Purchase"), which was paid out of the proceeds (the "Rolodex Proceeds") of the March 1997 sale by the Company of its Rolodex office products business (the "Rolodex Business") in a transaction intended to qualify for capital gains tax treatment under the partial liquidation rules of the Code (a "Partial Liquidation Transaction"). In the Water Street Purchase Agreement, Water Street has agreed with the Company, among other things, to maintain the proceeds received by it from the sale in a segregated account until consummation of the Offer, and then to pay to the Company the interest actually earned thereon. In addition, Water Street has agreed in the Water Street Purchase Agreement that, if the Offer expires or terminates without any Shares having been purchased thereunder, the purchase of the Shares by the Company from Water Street will be rescinded, and the purchase price (together with interest actually earned thereon) will be repaid to the Company. Water Street has further agreed in the Water Street Purchase Agreement that it will tender no more than 960,577 Shares in the Offer so that the percentage of Shares to be purchased by the Company from Water Street in the Water Street Purchase and the Offer will be lower than the percentage of Shares which the Company is offering to purchase pursuant to the Offer from stockholders other than Water Street.

     Under Section 302 of the Code there is a significant risk that Robert L. Smialek, Chairman of the Board and President of the Company, would not obtain capital gains tax treatment with respect to the proceeds of any tender by him of his Shares in the Offer. Accordingly, on July 10, 1997, pursuant to a Stock Purchase Agreement between Mr. Smialek and the Company (the "Smialek Purchase Agreement"), the Company purchased 51,948 Shares from Mr. Smialek, at $38.50 per Share in cash for an aggregate purchase price of $1,999,998 (the "Smialek Purchase") which was also paid out of the Rolodex Proceeds in a Partial Liquidation Transaction. In the Smialek Purchase Agreement, Mr. Smialek has agreed with the Company, among other things, to maintain the proceeds received by him from the sale in a segregated account until consummation of the Offer, and then to pay to the Company the interest actually earned thereon. In addition, Mr. Smialek has agreed in the Smialek Purchase Agreement that, if the Offer expires or terminates without any Shares having been purchased thereunder, the purchase will be rescinded, and the purchase price (together with interest actually earned thereon) will be repaid to the Company. Mr. Smialek has further agreed in the Smialek Purchase Agreement that he will not tender any Shares in the Offer.

     In the Water Street Purchase Agreement and the Smialek Purchase Agreement, the Company has agreed that it will not (i) accept for purchase or purchase more than 2,857,142 Shares in the Offer (including Odd Lot Shares), (ii) pay more than $38.50 per Share, or (iii) extend the Offer past 45 days from the date of its commencement, unless the Company and Water Street and Mr. Smialek, respectively, shall first have entered into a written agreement amending the respective stock purchase agreements.

     As a result of these agreements, the Company believes, subject to certain limitations described in Section 14, that stockholders who tender ALL of the Shares they own (actually and constructively) in the Offer (even though only a pro rata portion of such Shares will be purchased if the Offer is oversubscribed) should qualify for capital gains tax treatment with respect to the proceeds of the Offer.

     As of July 3, 1997, the Company had issued and outstanding 9,568,436 Shares. As of July 3, 1997, there were approximately 748 holders of record of Shares, with one holder of record, The Depository Trust Company, acting as the record holder of shares of beneficial owners holding in the names of brokers and nominees. Because of the agreements made by Water Street and Mr. Smialek in their respective stock purchase agreements regarding participation in the Offer, the proration factor (if every stockholder other than Water Street and Mr. Smialek, as described above, tenders all of the Shares he or she owns in the Offer) will be approximately 62%.

     The Company currently intends to cancel and retire Shares purchased pursuant to the Offer. Such Shares will return to the status of authorized and unissued Shares.

     The Shares are quoted on the NASDAQ National Market under the symbol "INSL." The Shares are not listed on any national securities exchange. On July 10, 1997, the last full day of trading prior to the announcement of the Offer, the closing price of the Shares on the NASDAQ National Market was $37.00 per share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES. See Section 7.

                                   THE OFFER

1. NUMBER OF SHARES; PRORATION.

     Upon the terms and subject to the conditions described herein and in the Letter of Transmittal, the Company will purchase up to 2,857,142 Shares that are validly tendered prior to the Expiration Date (and not properly withdrawn in accordance with Section 4) at $38.50 per Share net to the Seller in cash. The later of 12:00 Midnight, New York City time, on Thursday, August 7, 1997, or the latest time and date to which the Offer is extended, is referred to herein as the "Expiration Date." If the Offer is oversubscribed as described below, only Shares validly tendered and not withdrawn prior to the Expiration Date will be eligible for proration.

     The Offer is not conditioned on any minimum number of Shares being tendered, but is subject to certain other conditions. See Section 6.

     All Shares not purchased pursuant to the Offer, including Shares not purchased because of proration, will be returned to the tendering stockholders at the Company's expense as promptly as practicable following the Expiration Date.

     Upon the terms and subject to the conditions of the Offer, if 2,857,142 or fewer Shares have been validly tendered and not withdrawn prior to the Expiration Date, the Company will purchase all such Shares. Upon the terms and subject to the conditions of the Offer, if more than 2,857,142 Shares have been validly tendered and not withdrawn prior to the Expiration Date, the Company will purchase Shares in the following order of priority:

          (a) first, all Shares validly tendered and not withdrawn prior to the Expiration Date by any stockholder (an "Odd Lot Owner") who was as of the close of business on July 3, 1997, and will continue to be at the Expiration Date, the record or beneficial owner of an aggregate of five or fewer Shares ("Odd Lot Shares")(including Shares held for the account of such stockholder by the Insilco Corporation Employee Thrift Plan (the "401(k) Plan")), all of which are being tendered (partial tenders will not qualify for this preference), and who completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery and, if the stockholder has Shares held for his or her account in the 401(k) Plan, on the Tender Instruction Form being sent to participants in the 401(k) Plan; and

          (b) then, after purchase of all of the foregoing Shares, all Shares validly tendered and not withdrawn prior to the Expiration Date on a pro rata basis if necessary (with appropriate adjustments to avoid purchases of fractional Shares).

     If proration of tendered Shares is required, the Company does not expect that it will be able to announce the final proration factor or to commence payment for any Shares purchased pursuant to the Offer until approximately seven business days after the Expiration Date because of the difficulty in determining the number of Shares validly tendered (including Shares tendered by the guaranteed delivery procedure described in Section 3) and as a result of the "odd lot" procedure described in Section 2 (the "Odd Lot Procedure"). Proration of Shares, other than Shares tendered pursuant to the Odd Lot Procedure, will be based on the ratio of the number of Shares to be purchased by the Company pursuant to the Offer (less Odd Lot Shares purchased) to the total number of Shares validly tendered by all stockholders and not withdrawn (less Odd Lot Shares purchased). This ratio will be applied to all Shares tendered by each stockholder (other than an Odd Lot Owner) to determine the number of Shares that will be purchased from such stockholder pursuant to the Offer. Preliminary results of proration will be announced by the Company in a press release as promptly as practicable after the Expiration Date. Holders of Shares may obtain such preliminary information from the Information Agent and may also be able to obtain such information from their brokers.

     As described in Section 14, the number of Shares that the Company will purchase from a stockholder may affect the United States federal income tax consequences to the stockholder of such purchase and therefore may be relevant to a stockholder's decision whether to tender Shares, and if tendering, how many Shares to tender. The Letter of Transmittal affords each tendering stockholder tendering Shares in certificate form the opportunity to designate the order of priority in which Shares tendered are to be purchased in the event of proration, which may also affect the tax consequences to a stockholder.

     THE COMPANY EXPRESSLY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO PURCHASE ADDITIONAL SHARES PURSUANT TO THE OFFER OR TO DECREASE THE NUMBER OF SHARES BEING SOUGHT PURSUANT TO THE OFFER, SUBJECT TO FIRST ENTERING INTO A WRITTEN AGREEMENT WITH EACH OF WATER STREET AND MR. SMIALEK AMENDING THE WATER STREET PURCHASE AGREEMENT AND SMIALEK PURCHASE AGREEMENT, RESPECTIVELY. If (i) the Company increases or decreases the price to be paid for Shares, increases the number of Shares being sought and such increase in the number of Shares being sought exceeds 2% of the outstanding Shares, or decreases the number of Shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner described in Section 15, the Offer will be extended until the expiration of ten business days from the date of publication of such notice.

     The Company also expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary, subject to first entering into a written agreement with each of Water Street and Mr. Smialek amending the Water Street Purchase Agreement and Smialek Purchase Agreement, respectively. See Section 15. There can be no assurance, however, that the Company will exercise its right to extend the Offer.

     For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, New York City time.

     Copies of this Offer to Purchase and the Letter of Transmittal are being mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

2. TENDERS BY HOLDERS OF FIVE OR FEWER SHARES.

     All Shares validly tendered and not withdrawn on or prior to the Expiration Date by or on behalf of any stockholder who was, as of the close of business on July 3, 1997, and will continue to be at the Expiration Date, the record or beneficial owner of an aggregate of five or fewer Shares (including Shares held for the account of such stockholder by the 401(k) Plan) all of which are being tendered will be accepted without proration, provided that the stockholder completes (i) the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, and (ii) if the stockholder has Shares held for his or her account in the 401(k) Plan, the box captioned "Odd Lots" on the Tender Instruction Form being sent to participants in the 401(k) Plan. See Section 1. Partial tenders will not qualify for this preference, and it is not available to beneficial holders of more than five Shares, even if such holders have separate stock certificates for five or fewer Shares. By accepting the Offer, an Odd Lot Owner will avoid the payment of brokerage commissions and the applicable odd lot discount payable in a sale of Shares in a transaction effected through a broker.

     As of July 3, 1997, there were approximately 748 holders of record of Shares, with one holder of record, The Depository Trust Company, acting as the record holder of Shares of beneficial owners holding in the names of brokers and nominees. Approximately 56% of the holders of record of Shares held individually five or fewer Shares and held in the aggregate approximately 872 Shares. Because of the large number of Shares held in the names of brokers and nominees, the Company is unable to estimate the number of beneficial owners of five or fewer Shares or the aggregate number of Shares they own. Any Odd Lot Owner wishing to tender all of his or her Shares free of proration must complete (i) the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, and (ii) if the stockholder has Shares held for his or her account in the 401(k) Plan, the box captioned "Odd Lots" on the Tender Instruction Form being sent to participants in the 401(k) Plan.

3. PROCEDURE FOR TENDERING SHARES.

     Proper Tender of Shares. To tender Shares validly pursuant to the Offer, either (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal or photocopy thereof with any required signatures guaranteed (or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase, or (b) the tendering holder of Shares must comply with the guaranteed delivery procedure described below. The term "Agent's Message" means a message, transmitted by the Book-Entry Transfer Facility (defined below) to, and received by, the Depositary and forming a part of a book-entry confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

     Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at The Depository Trust Company and the Philadelphia Depository Trust Company (referred to collectively as the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account in accordance with the procedures of the Book-Entry Transfer Facility. Although delivery of Shares may be effected through book-entry transfer, a properly completed and duly executed Letter of Transmittal, or photocopy thereof, together with any required signature guarantees or an Agent's Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, or the tendering holder of Shares must comply with the guaranteed delivery procedure described below. Delivery of the Letter of Transmittal and any other required documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

     Signature Guarantees. Except as otherwise provided below, all signatures on a Letter of Transmittal must be guaranteed by a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc., or by a commercial bank or trust company having an office or correspondent in the United States which is a participant in an approved Signature Guarantee Medallion Program (each of the foregoing being referred to as an "Eligible Institution"). Signatures on a Letter of Transmittal need not be guaranteed if (a) the Letter of Transmittal is signed by the registered holder of the Shares (which term, for purposes of this document, shall include any participant in a Book-Entry Transfer Facility whose name appears on a security position listing as the owner of Shares tendered therewith) and such holder has not completed the box entitled "Special Payment Instructions" or the box entitled "Special Delivery Instructions" in the Letter of Transmittal or (b) such Shares are tendered for the account of an Eligible Institution. See Instructions 1 and 7 of the Letter of Transmittal.

     Guaranteed Delivery. If a stockholder desires to tender Shares pursuant to the Offer and cannot deliver certificates for such Shares and all other required documents to the Depositary on or prior to the Expiration Date or the procedure for book-entry transfer cannot be complied with in a timely manner, such Shares may nevertheless be tendered if all of the following conditions are met:

          (i) such tender is made by or through an Eligible Institution;

          (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (with any required signature guarantees) is received by the Depositary as provided below prior to the Expiration Date; and

          (iii) the certificates for such physically delivered Shares in proper form for transfer by delivery (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility of all Shares delivered electronically), together with a properly completed and duly executed Letter of Transmittal (or facsimile thereof or, in the case of a book-entry transfer, an Agent's Message in lieu of the Letter of Transmittal) and any other documents required by the Letter of Transmittal, are received by the Depositary no later than 12:00 Midnight, New York City time, on the third business day after the date of execution of the Notice of Guaranteed Delivery.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile transmission or mail to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

     The method of delivery of Shares and all other required documents is at the election and risk of the tendering stockholder and delivery will be deemed made only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to assure timely delivery.

     401(k) Plan. Participants in the 401(k) Plan who wish to have the trustee of the 401(k) Plan tender Shares attributable to their accounts should so indicate by completing, executing and returning to American Century Services, Inc., the plan administrator, the Tender Instruction Form included in the materials sent to such participants. THE PARTICIPANTS IN THE 401(k) PLAN MAY NOT USE THE LETTER OF TRANSMITTAL TO DIRECT THE TENDER OF SUCH SHARES, BUT MUST USE THE SEPARATE TENDER INSTRUCTION FORM ENCLOSED WITH THE OFFER. Participants are urged to read the separate Tender Instruction Form and related materials carefully. See Instruction 13 of the Letter of Transmittal.

     Federal Income Tax Withholding. To prevent backup federal income tax withholding equal to 31% of the gross payments payable pursuant to the Offer, each stockholder who does not otherwise establish an exemption from backup withholding must notify the Depositary of such stockholder's correct taxpayer identification number (or certify that such taxpayer is awaiting a taxpayer identification number) and provide certain other information by completing, under penalties of perjury, the Substitute Form W-9 included in the Letter of Transmittal. Noncorporate foreign stockholders should generally complete and sign a Form W-8, Certificate of Foreign Status, a copy of which may be obtained from the Depositary, in order to avoid backup withholding. As more fully described below, in the case of a foreign stockholder, even if such stockholder has provided the required certification to avoid backup withholding, the Depositary will withhold 30% of the gross payments made pursuant to the Offer unless a reduced rate of withholding or an exemption from withholding is applicable.

     The Depositary will withhold United States federal income taxes equal to 30% of the gross payments payable to a foreign stockholder unless the Company and the Depositary determine that (i) a reduced rate of withholding is available pursuant to a tax treaty or (ii) an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States. For this purpose, a foreign stockholder is any stockholder that is not (a) a citizen or resident of the United States, (b) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any State or any political subdivision thereof or (c) an estate or trust, the income of which is subject to United States federal income taxation regardless of the source of such income. In order to obtain a reduced rate of withholding pursuant to a tax treaty, a foreign stockholder must deliver to the Depositary before any payment a properly completed and executed IRS Form 1001. In order to obtain an exemption from withholding on the grounds that the gross proceeds paid pursuant to the Offer are effectively connected with the conduct of a trade or business within the United States, a foreign stockholder must deliver to the Depositary before any payment a properly completed and executed IRS Form 4224. The Company and the Depositary will determine a stockholder's status as a foreign stockholder and eligibility for a reduced rate of, or exemption from, withholding by reference to any outstanding certificates or statements concerning eligibility for a reduced rate of, or exemption from, withholding (e.g., IRS Form 1001 or IRS Form
4224) unless facts and circumstances indicate that such reliance thereon is not warranted. A foreign stockholder may be eligible to obtain a refund of all or a portion of any tax withheld if such stockholder meets the "complete redemption", "substantially disproportionate" or "not essentially equivalent to a dividend" tests described in Section 14 or is otherwise able to establish that no tax or a reduced amount of tax is due. Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding.

     For a discussion of certain United States federal income tax consequences generally applicable to tendering stockholders, see Section 14.

     Determination of Validity. All questions as to the Purchase Price, the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of Shares that it determines are not in proper form or the acceptance for payment of which or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the Conditions of the Offer and defect or irregularity in any tender of any particular Shares. No tender of Shares will be deemed validly made until all defaults or irregularities have been cured or waived. None of the Company, the Depositary, the Information Agent or any other person is or will be under any duty to give notice of any defects or irregularities in tenders, and none of them will incur any liability for failure to give any such notice.

     Rule 14e-4. It is a violation of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), for a person, directly or indirectly, to tender Shares for his or her own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount tendered (x) in Shares or (y) in other securities immediately convertible into, or exercisable or exchangeable for, Shares and, upon the acceptance of such tender, will acquire such Shares for tender by conversion, exercise or exchange of such other securities and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder's representation and warranty that (i) such stockholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Exchange Act, and (ii) the tender of such Shares complies with Rule 14e-4. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and subject to the conditions of the Offer.

4. WITHDRAWAL RIGHTS.

     Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn after 12:00 Midnight, New York City time, September 4, 1997 unless theretofore accepted for payment as provided in this Offer to Purchase. If the Company extends the period of time during which the Offer is open, or is delayed in accepting for payment or paying for Shares, or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, on behalf of the Company, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in this Section 4, subject to Rule 13e-4(f)(5) under the Exchange Act, which provides that the issuer making the tender offer shall either pay the consideration offered, or return the tendered securities, promptly after the termination or withdrawal of the tender offer.

     To be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn and the number of Shares to be withdrawn. If the certificates evidencing the Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with signatures guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution) must be submitted prior to the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares. Withdrawals may not be rescinded, and Shares withdrawn will thereafter be deemed not validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered by again following one of the procedures described in Section 3 at any time prior to the Expiration Date.

     All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding. None of the Company, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or incur any liability for failure to give any such notification.

5. ACCEPTANCE FOR PAYMENT OF SHARES AND PAYMENT OF PURCHASE PRICE.

     Upon the terms and subject to the conditions of the Offer, and as promptly as practicable after the Expiration Date, the Company will (subject to the proration provisions of the Offer) accept for payment and pay for Shares validly tendered. Thereafter, payment for all Shares validly tendered on or prior to the Expiration Date and accepted for payment pursuant to the Offer will be made by the Depositary by check as promptly as practicable. In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for Shares (or of a confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal or manually signed photocopy thereof (or, in the case of a book-entry transfer, an Agent's Message), and any other required documents.

     For purposes of the Offer, the Company will be deemed to have accepted for payment (and thereby purchased), subject to proration, Shares that are validly tendered and not withdrawn as, if and when it gives oral or written notice to the Depositary of its acceptance for payment of such Shares. The Company will pay for Shares that it has purchased pursuant to the Offer by depositing the Purchase Price therefor with the Depositary. The Depositary will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to tendering stockholders. Under no circumstances will interest be paid on amounts to be paid to tendering stockholders, regardless of any delay in making such payment.

     Certificates for all Shares not purchased will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to an account maintained with the Book-Entry Transfer Facility) as promptly as practicable without expense to the tendering stockholder.

     Payment for Shares may be delayed in the event of difficulty in determining the number of Shares properly tendered or if proration is required. See Section
1. In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Offer. See Section 6.

     The Company will pay or cause to be paid any stock transfer taxes with respect to the sale and transfer of any Shares to it pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or Shares not tendered or not purchased are to be registered in the name of, any person other than the registered holder, or if tendered Shares are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of such taxes, or exemption therefrom, is submitted. See Instruction 6 of the Letter of Transmittal.

6. CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provisions of the Offer, the Company shall not be required to accept for payment or, subject to the provisions of the Offer, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer, if at any time prior to the Expiration Date any of the following events shall have occurred (or shall have been determined by the Company in its sole judgment to have occurred) regardless of the circumstances giving rise thereto (including any action or omission to act by the Company):

          (a) there shall have been threatened, instituted or pending any action or proceeding by any government or governmental, regulatory or administrative agency or authority or tribunal or any other person, domestic or foreign, or before any court, authority, agency or tribunal or any other person, domestic or foreign, or any judgment, order or injunction entered, enforced or deemed applicable by any such court, authority, agency, tribunal or other person, that (i) challenges the acquisition of Shares pursuant to the Offer or otherwise in any manner relates to or affects the Offer, or (ii) in the sole judgment of the Company, would or might materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company or any of its subsidiaries or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

          (b) there shall have been any action threatened, pending or taken, or approval withheld, withdrawn or abrogated or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer, or to the Company or any of its subsidiaries, by any legislative body, court, authority, agency or tribunal, domestic or foreign, which, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the Shares illegal or otherwise restrict or prohibit consummation of the Offer, (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the Shares, or (iii) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company or any of its subsidiaries or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

          (c) it shall have been publicly disclosed or the Company shall have learned that (i) any person or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of the outstanding Shares whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than as disclosed in a Schedule 13D or 13G (or an amendment thereto) on file with the Securities and Exchange Commission (the "Commission") on July 3, 1997), (ii) any such person or group that on or prior to July 3, 1997, had filed such a Schedule with the Commission thereafter shall have acquired or shall propose to acquire whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise, beneficial ownership of additional Shares representing 2% or more of the outstanding Shares, (iii) any new group shall have been formed which beneficially owns more than 5% of the outstanding Shares, or (iv) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Company or any or its subsidiaries or any of their respective assets or securities;

          (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (ii) any significant decline in the market price of the Shares or in the general level of market prices of equity securities in the United States or abroad, (iii) any change in the general political, market, economic or financial condition in the United States or abroad which, in the Company's sole judgment, would or might have a material adverse effect on the business, condition (financial or other), income, operations or prospects of the Company or any of its subsidiaries or on the trading in the Shares, (iv) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation on, or any event which, in the Company's sole judgment, might affect, the extension of credit by lending institutions in the United States, (v) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States or (vi) in the case of any of the foregoing existing at the time of the commencement of the Offer, in the Company's sole judgment, a material acceleration or worsening thereof;

          (e) a tender or exchange offer with respect to some or all of the Shares (other than the Offer), or a merger, acquisition or other business combination proposal for the Company or any subsidiary, shall have been proposed, announced or made by a person other than the Company;

          (f) the Company shall have been unable to obtain $150 million of new debt on terms satisfactory to it; or

          (g) there shall have occurred any event or events that in the Company's sole judgment would or might result in an actual or possible change in the business, condition (financial or other), income, operations or prospects of the Company or any of its subsidiaries or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

and, in the sole judgment of the Company, such event or events make it undesirable or inadvisable to proceed with the Offer or with such acceptance for payment or payment.

     Any of the foregoing conditions may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The failure by the Company at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

7. PRICE RANGE OF SHARES; DIVIDENDS.

     The Shares are quoted on the NASDAQ National Market under the symbol "INSL". The Shares are not listed on any national securities exchange. The following table sets forth for the periods indicated the high and low closing prices of the Shares as reported on the NASDAQ National Market.

                                        1997                    1996                    1995
                                 -------------------     -------------------     -------------------
                                  HIGH         LOW        HIGH         LOW        HIGH         LOW
                                 -------     -------     -------     -------     -------     -------
First Quarter..................  $41.000     $34.000     $36.375     $27.750     $28.375     $23.625
Second Quarter.................   39.000      36.750      36.875      33.500      38.375      26.750
Third Quarter..................                           37.250      31.000      37.750      34.500
Fourth Quarter.................                           41.063      36.500      41.250      31.250

     The high and low closing prices for the Shares, as reported on the NASDAQ National Market, for the period July 1, 1997 though July 10, 1997 were:
High -- $37.00, Low -- $36.00.

     STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

     On July 10, 1997, the last full day of trading prior to the announcement of the Offer, the closing price of the Shares was $37.00 per Share.

     The Company has not paid any dividends within the past two years. Future dividend policy will depend upon the earnings and financial condition of the Company, the Company's needs for funds and other factors. The payment of dividends is restricted by the terms of the Company's bank credit agreement. See
Section 9.

     The average daily trading volume for the Shares over the past two years has been 12,298 Shares per day.

8. BACKGROUND AND PURPOSE OF THE OFFER.

     On October 7, 1996, the Company announced that it had retained Goldman Sachs as its financial advisor to assist in the review of the Company's strategic alternatives to maximize shareholder value, including selling the Rolodex Business. Goldman Sachs is the general partner of Water Street. In addition to the sale of the Rolodex Business, the strategic alternatives the Board of Directors and Goldman Sachs considered were (i) selling the entire Company to a single purchaser, (ii) selling each of the Company's operating units separately or (iii) refinancing the Company's existing indebtedness, incurring new debt and repurchasing Shares.

     In order to explore the possibility of selling the entire Company to a single purchaser, Goldman Sachs, on behalf of the Company, solicited expressions of interest from potential purchasers. However, the preliminary indications of interest received did not, in the opinion of the Board of Directors based in part on the advice of its financial advisor, adequately reflect the value of the Company; thus, the Board of Directors determined that an acquisition of the entire Company by any of the potential purchasers was not likely to maximize stockholder value.

     After consulting with its advisors, the Board of Directors concluded that, with the exception of the sale of the Rolodex Business, selling each of the Company's remaining operating units separately also would not maximize stockholder value. The Board of Directors determined that piece-meal sales would entail substantial transaction costs and would not be tax efficient, since such sales would utilize the Company's net operating loss carryforwards. Moreover, since such loss carryforwards would be insufficient to shelter entirely the anticipated gains on such sales, the Company would be required to make cash payments of income taxes, thereby reducing the amount of sales proceeds available for debt repayment or distribution.

     Accordingly, the Board of Directors determined that the strategic alternative which would best maximize stockholder value was the Share Repurchase. As explained more fully below, the Board of Directors concluded that this would create an opportunity for liquidity for stockholders and at the same time improve the Company's potential return on equity.

     Concurrently with the exploration of these three strategic alternatives, the Company proceeded with its plan to sell the Rolodex Business. On March 5, 1997, the Company announced that it had completed the sale of the Rolodex Business. The Rolodex Proceeds were $117 million, less transaction costs.

     Following the sale of the Rolodex Business, the Board determined that, subject to the concurrence of its lenders, the Company should (i) refinance its existing indebtedness, (ii) seek to obtain up to $150 million of new debt and
(iii) effect a repurchase of Shares in an amount of approximately $220 million (consisting in part of the Rolodex Proceeds) (collectively, the "Transactions").

     The Board of Directors further considered whether the Share Repurchase could be effected in a manner that would be tax advantageous to all stockholders. Because Water Street owns approximately 61% of the Company, the sale of Shares by Water Street, as opposed to a sale of Shares by other stockholders, to the Company in a self tender by the Company would be highly unlikely to qualify for capital gains tax treatment as a "sale or exchange" under any of the three Code Section 302 tests discussed in Section 14. As well, under Section 302 of the Code, there is a significant risk that any sale of Shares by Mr. Smialek in a Company self tender offer would not qualify for capital gains tax treatment. However, to the extent that Water Street or Mr. Smialek were to sell Shares to the Company in exchange for funds from the Rolodex Proceeds, such sale should generally qualify for capital gains tax treatment under the "partial liquidation" rules of the Code. Accordingly, the Board of Directors determined to use the Rolodex Proceeds to purchase a portion of the Shares owned by Water Street and Mr. Smialek and to utilize the proceeds of bank borrowings and the new debt to purchase Shares pursuant to the Offer. In consideration for this, (x) Water Street entered into the Water Street Purchase Agreement pursuant to which Water Street agreed with the Company, among other things, that it would tender no more than 960,577 Shares in the Offer so that the percentage of Shares that would be purchased by the Company from Water Street in the Water Street Purchase and the Offer would be lower than the percentage of Shares which the Company would be offering to purchase pursuant to the Offer from stockholders other than Water Street, and (y) Mr. Smialek entered into the Smialek Purchase Agreement pursuant to which he agreed with the Company, among other things, that he would not tender any Shares in the Offer. See Section 10, "Transactions and Agreements Concerning Shares." The Board of Directors believes that, as a result of these agreements, subject to certain limitations described in Section 14, stockholders who tender ALL of the Shares they own (actually and constructively) in the Offer (even though only a pro rata portion of such Shares will be purchased if the Offer is oversubscribed) should qualify for capital gains tax treatment on the proceeds of the Offer.

     For the foregoing reasons, the Board of Directors concluded that the Share Repurchase was the strategic alternative that would maximize stockholder value because (i) it would provide participating stockholders (particularly those who, because of the size of their stockholdings, might not be able to sell their Shares efficiently without potential disruption to the Share price) with an opportunity to obtain liquidity with respect to their Shares in a tax advantaged transaction; (ii) it would give the Company a capital structure in which the Company's average after-tax cost of capital is reduced; (iii) it will permit each Share outstanding after the Share Repurchase to participate in a greater percentage of any earnings of the Company; (iv) to the extent the Offer results in a reduction in the number of stockholders of record, it would reduce the costs to the Company for stockholder services, including mailing and printing costs; and (v) it would afford any Odd Lot Owners whose Shares are purchased pursuant to the Offer the opportunity to avoid any brokerage fees and discounts payable on sales of Odd Lots.

     In order to assist management of the Company and the Board of Directors in concluding that the Transactions would comply with applicable law, on June 25, 1997, the Company engaged Houlihan, Lokey, Howard & Zukin, Inc. ("Houlihan Lokey") as financial advisor to review the Company's financial condition and capital structure and to render an opinion (the "Opinion") regarding whether, after giving effect to the Transactions, (i) the fair value and present fair saleable value of the Company's assets would exceed the Company's stated liabilities and identified contingent liabilities by an amount at least equal to the total par value of the Company's issued and outstanding stock; (ii) the Company would be able to pay its debts as they became absolute and mature and
(iii) the capital remaining in the Company after the Transactions would not be unreasonably small for the business in which the Company is engaged.

     The Board of Directors did not place any limitation on Houlihan Lokey with respect to the procedures followed or factors considered by Houlihan Lokey in rendering the Opinion nor did they give Houlihan Lokey any instruction outside the scope of engagement, and Houlihan Lokey received all information requested in connection with its analysis.

     Houlihan Lokey was selected to render the Opinion because it is a nationally recognized financial advisory expert with substantial experience in transactions. As part of its financial advisory business, Houlihan Lokey is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, recapitalizations and other corporate purposes. Houlihan Lokey is not under contract to provide future advisory services to the Company.

     As compensation for Houlihan Lokey's services as financial advisor to the Company in connection with the Transactions, the Company agreed to pay Houlihan Lokey a fee of $75,000, of which $37,500 was paid upon Houlihan Lokey's engagement and $37,500 was paid upon Houlihan Lokey's delivery of the Opinion. No portion of the fee was contingent upon the consummation of the Offer or the conclusions reached in the Opinion. In addition, the Company has agreed to pay Houlihan Lokey's reasonable out-of-pocket expenses and to indemnify Houlihan Lokey against certain liabilities directly or indirectly in connection with, arising out of, based upon, or in any way related to its engagement by the Company (including with respect to federal securities laws).

     On July 10, 1997, Houlihan Lokey rendered its written opinion to the Board of Directors that (a) immediately after and giving effect to the Transactions,
(i) the fair value and present fair saleable value of the Company's assets would exceed the Company's stated liabilities and identified contingent liabilities,
(ii) the Company should be able to pay its debts as they become absolute and mature, (iii) the capital remaining in the Company after the Transactions would not be unreasonably small for the business in which the Company is engaged, as management has indicated it is now being conducted and is proposed to be conducted following the consummation of the Transactions, and (iv) the fair value and present fair saleable value of the Company's assets would exceed the amount that will be required to pay the Company's stated liabilities and identified contingent liabilities as they become absolute and mature; and (b) immediately prior to the consummation of the Transactions, the fair value and the present fair saleable value of the Company's assets would exceed the Company's stated liabilities and identified contingent liabilities by an amount greater than the amount to be paid pursuant to the Share Repurchase plus an amount equal to the aggregate par value of the issued capital stock of the Company, and immediately following the consummation of the Transactions, the fair value and present fair saleable value of the Company's assets will exceed the Company's stated liabilities and identified contingent liabilities by an amount at least equal to the aggregate par value of the outstanding capital stock of the Company. The full text of the written opinion, which sets forth the assumptions made, procedures followed, matters considered and scope of review by Houlihan Lokey in rendering its opinion is on file with the Securities and Exchange Commission as an Exhibit to the Company's Issuer Tender Offer Statement on Schedule 13E-4 filed in connection with the Offer.

     The Company currently intends to cancel and retire Shares purchased pursuant to the Offer. Such Shares will return to the status of authorized and unissued Shares.

     Except as disclosed in this Offer to Purchase, the Company has no plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company; (e) any material change in the present dividend rate or policy or indebtedness or capitalization of the Company; (f) any material change in the Company's corporate structure or business; (g) any change in the Company's certificate of incorporation or bylaws or any action which may impede the acquisition of control of the Company by any person; (h) causing the Shares to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) the Shares becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) the suspension of the Company's obligation to file reports pursuant to Section 15(d) of the Exchange Act.

     Statements contained in this Offer to Purchase, and particularly in this
Section 8, regarding the future earnings prospects, growth in earnings per share, dividends and debt-to-capital ratio of the Company are not historical facts and are forward looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Each of these items is dependent on the earnings of the Company. A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. Some of the most important factors which would impact the Company's earnings include, but are not limited to: the Company's higher leverage, the Company's higher debt service requirements, the Company's ability to refinance the indebtedness incurred to finance purchases of Shares in the Offer, restrictions under the Company's debt instruments, the concentrated ownership of the Company, the risks associated with competition and technological innovation by competitors, general economic conditions in industries that use the Company's products, general business cycles, political, economic or other disruptions in the Company's foreign markets, the Company's concentration of customers, increases in interest rates, exchange rate fluctuations, fluctuations in the prices of raw materials used by the Company, departures of the Company's key personnel for any reason, the uncovering of any liability currently unknown to the Company, and new and different legal and regulatory requirements and governmental approvals.

     NEITHER THE COMPANY NOR ANY OF ITS DIRECTORS, OFFICERS OR EMPLOYEES MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH STOCKHOLDER MUST MAKE HIS OR HER OWN DECISION AS TO WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER.

9. SOURCE AND AMOUNT OF FUNDS.

     The Company estimates that its maximum cost of purchasing 2,857,142 Shares pursuant to the Offer (including all fees and expenses relating to the Offer, but excluding interest on, and fees with respect to, funds borrowed to finance such purchase of Shares) will approximate $110,500,000. The funds to pay all such costs will be obtained under an amended and restated bank credit agreement among the Company, the financial institutions party thereto as lenders and issuing banks (collectively, the "Lenders"), The First National Bank of Chicago and Goldman Sachs Credit Partners L.P., as co-syndication agents, and Citicorp USA, Inc. as collateral and administrative agent for the Lenders, dated July 3, 1997 (the "New Credit Agreement"), and by the issuance of new debt.

     The New Credit Agreement consists of a $200,000,000 revolving credit facility with a $50,000,000 sublimit for issuances of letters of credit and a $50,000,000 sublimit for multicurrency borrowings. Upon entering into the New Credit Agreement, the Company utilized approximately $170 million to prepay all amounts outstanding under its preexisting bank credit agreement.

     Amounts drawn under the New Credit Agreement bear interest at various floating rates, at the Company's option, which approximate the one to six month LIBOR rates plus 1.375% (such LIBOR rates approximated 5.8% to 5.9% on the date the New Credit Agreement was entered into). The Company has limited its exposure to fluctuations of interest rates on a portion of its debt. The annual commitment fee under the New Credit Agreement is currently .375% of the average daily unused commitment. Additionally, letter of credit fees of 1.375% of the average daily balance of outstanding letters of credit are payable to the Lenders. The interest rate margin, the annual commitment fee and the letter of credit fee are subject to decreases (or increases) with decreases (or increases) in the Company's ratio of debt to earnings before interest, taxes and depreciation and amortization expense ("EBITDA").

     Some or all of the net proceeds from asset sales (depending on the circumstances) must be applied to reduce the commitments under the New Credit Agreement, and the commitment itself is scheduled to be reduced by $20 million at each of the third, fourth and fifth anniversaries of the closing of the New Credit Agreement. The New Credit Agreement will terminate and all amounts outstanding, if any, will be due on July 8, 2003.

     The New Credit Agreement is guaranteed on a joint and several basis by the Company's directly and indirectly wholly owned material domestic subsidiaries (the "Guarantors") and has been secured by substantially all of the assets of the Company and the Guarantors. The New Credit Agreement contains various restrictions and conditions regarding capital expenditures, payment of dividends, asset sales, investments, sales of stock, incurrence of additional indebtedness, financial covenants and other matters. The Company was in compliance with these covenants as of July 10, 1997.

     The Company intends to obtain up to $150 million of new debt prior to or concurrently with the consummation of the Offer. The debt will be subordinated to the indebtedness under the New Credit Agreement. The Company anticipates that the interest rate on the new subordinated debt will be higher than the interest rate applicable to borrowings under the New Credit Agreement and that the new debt will contain usual and customary (x) affirmative and negative covenants, including restrictions on the Company's ability and the ability of certain of its subsidiaries, subject to certain exceptions, to incur debt, pay dividends, and effectuate mergers, acquisitions, divestitures or stock redemptions, and (y) events of default, including failure to pay principal and interest, breaches of covenants, certain events of bankruptcy or insolvency and a change in control (as defined therein).

     The Company expects to repay borrowings incurred to finance the purchases of Shares in the Offer out of the proceeds of public or private offerings of securities, additional bank borrowings, internally generated funds or other financings, or a combination of the foregoing, as the Company may deem appropriate depending on business and market conditions at the time.

10. TRANSACTIONS AND AGREEMENTS CONCERNING SHARES.

     As previously noted, and as more fully discussed in Section 14, under
Section 302 of the Code it would be highly unlikely that Water Street would obtain capital gains tax treatment with respect to the proceeds of any tender by it of its Shares in the Offer. Accordingly, on July 10, 1997, pursuant to the Water Street Purchase Agreement, the Company purchased 2,805,194 Shares from Water Street at $38.50 per Share in cash for an aggregate purchase price of $107,999,969, which was paid out of the Rolodex Proceeds, in a Partial Liquidation Transaction. In the Water Street Purchase Agreement, Water Street has agreed with the Company, among other things, to maintain the proceeds received by it from the sale in a segregated account until consummation of the Offer, and then to pay to the Company the interest actually earned thereon. In addition, Water Street has agreed in the Water Street Purchase Agreement that, if the Offer expires or terminates without any Shares having been purchased thereunder, the purchase of the Shares by the Company from Water Street will be rescinded, and the purchase price (together with interest actually earned thereon) will be repaid to the Company. Water Street has further agreed in the Water Street Purchase Agreement that it will tender no more than 960,577 Shares in the Offer so that the percentage of Shares to be purchased by the Company from Water Street in the Water Street Purchase and the Offer will be lower than the percentage of Shares which the Company is offering to purchase pursuant to the Offer from stockholders other than Water Street.

     Under Section 302 of the Code, there is a significant risk that Robert L. Smialek, Chairman of the Board and President of the Company, would not obtain capital gains tax treatment with respect to the proceeds of any tender by him of his Shares in the Offer. Accordingly, on July 10, 1997, pursuant to the Smialek Purchase Agreement, the Company purchased 51,948 Shares from Mr. Smialek, at $38.50 per Share in cash, for an aggregate purchase price of $1,999,998 which was also paid out of the Rolodex Proceeds in a Partial Liquidation Transaction. In the Smialek Purchase Agreement, Mr. Smialek has agreed with the Company, among other things, to maintain the proceeds received by him from the sale in a segregated account until consummation of the Offer, and then to pay to the Company the interest actually earned thereon. In addition, Mr. Smialek has agreed in the Smialek Purchase Agreement that, if the Offer expires or terminates without any Shares having been purchased thereunder, the purchase will be rescinded, and the purchase price (together with interest actually earned thereon) will be repaid to the Company. Mr. Smialek has further agreed in the Smialek Purchase Agreement that he will not tender any Shares in the Offer.

     In the Water Street Purchase Agreement and the Smialek Purchase Agreement, the Company has agreed that it will not (i) accept for purchase or purchase more than 2,857,142 Shares in the Offer (including Odd Lot Shares), (ii) pay more than $38.50 per Share, or (iii) extend the Offer past 45 days from the date of its commencement, unless the Company and Water Street and Mr. Smialek, respectively, shall first have entered into a written agreement amending the respective stock purchase agreements.

     As a result of these agreements, the Company believes, subject to certain limitations described in Section 14, that stockholders who tender ALL of the Shares they own (actually and constructively) in the Offer (even though only a pro rata portion of such Shares will be purchased if the Offer is oversubscribed) should qualify for capital gains tax treatment with respect to the proceeds of the Offer. Goldman Sachs is the general partner of Water Street. Two directors of the Company, Terence M. O'Toole and Barry S. Volpert, are Managing Directors of Goldman Sachs.

     On April 21, 1997 and again on May 16, 1997, Mr. Smialek exercised stock options in an aggregate amount of 160,000 Shares and, as permitted by the Insilco Corporation 1993 Long-Term Incentive Plan, exchanged 96,986 of his owned Shares to satisfy the exercise price of the options and income taxes associated with such exercise.

     On June 25, 1997, the Company adopted a plan pursuant to which certain officers were granted the opportunity to earn restricted Shares. To be eligible to participate in the plan, an officer must make or have an "investment" in the Company of at least 25% of such officer's annual base salary, but any investment in excess of 100% of the officer's annual base salary will not be counted in determining the size of the award. Each participating officer has the opportunity to earn two tranches of restricted Shares, with each tranche set at that number of Shares which had a value on the date of the award equal to the value of such officer's investment. An officer's investment is determined by the value of the Shares the officer owns (or acquires within the time specified by the plan) plus the value at that date of such officer's vested and unvested stock options (measured by the difference between the fair market value of the Shares underlying such officer's stock options and the exercise price of such options). Pursuant to the plan, the first tranche of restricted Shares will be earned (but not issued until the third anniversary of the date of the award) if, during the three year period following the date of the award, the Share price increases by 30% over the Share price at the date of the award; and the second tranche of restricted Shares will be earned (but not issued until the third anniversary from the date of the award) if during the three year period following the date of the award, the Share price increases by 60%. The number of Shares in each tranche of restricted Shares generally will be reduced, and not thereafter increased, if such officer's investment is reduced below the initial qualifying amount (by such officer selling Shares or exercising and selling options that were counted in determining the officer's investment) and will be forfeited if the officer terminates employment with the Company (other than for certain permitted reasons) within three years from the date of the award.

     Except as set forth above, based upon the Company's records and upon information provided to the Company by its directors and executive officers, (i) neither the Company nor, to the Company's knowledge, any of its associates, subsidiaries, directors, executive officers or any associate of any such director or executive officer, or any director or executive officer of its subsidiaries, has engaged in any transactions involving the Shares during the 40 business days preceding the date hereof and (ii) except for outstanding options to purchase Shares and certain restricted Shares, neither the Company nor, to the Company's knowledge, any of its directors or officers is a party to any contract, arrangement, understanding or relationship relating directly or indirectly to the Offer with any other person with respect to the Shares.

     Immediately prior to the Transactions, (i) Water Street owned 5,802,494 Shares, representing 60.6% of the then outstanding Shares, (ii) Mr. Smialek owned 127,014 Shares, representing 1.3% of the then outstanding Shares, and
(iii) all executive officers and directors as a group owned 5,934,709 Shares (which number includes the 5,802,494 Shares owned by Water Street that were attributable to Messrs. O'Toole and Volpert pursuant to Rule 13d-3 under the Exchange Act ("Rule 13d-3")), representing 62% of the then outstanding Shares. After giving effect to the Transactions (assuming that Water Street tenders all 960,577 Shares it is permitted to tender under the Water Street Purchase Agreement, that Mr. Smialek tenders no Shares, and that all other outstanding Shares are tendered), (i) Water Street will own 2,400,001 Shares, representing 62.3% of the then outstanding Shares, (ii) Mr. Smialek will own 75,066 Shares, representing 1.9% of the then outstanding Shares, and (iii) all executive officers and directors as a group will own 2,480,268 Shares (which number includes 2,400,001 Shares that will be owned by Water Street, and will be attributable to Messrs. O'Toole and Volpert pursuant to Rule 13d-3), representing 64.4% of the then outstanding Shares.

     If, in the Share Repurchase, the Company purchases Shares with an aggregate value of less than $220 million, under certain circumstances set forth in the New Credit Agreement, the Company may purchase additional Shares (including from Water Street) with an aggregate value up to the difference between the value of the Shares purchased pursuant to the Share Repurchase and $220 million.

11. FINANCIAL INFORMATION CONCERNING THE COMPANY.

             SUMMARY HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

              (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)

     Set forth below is certain summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information (other than the ratio of earnings to fixed charges) has been derived from the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Company's 1996 Annual Report") and from the unaudited condensed consolidated financial statements included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997 (the "Company's 1997 First Quarter Report"), each of which is incorporated by reference herein, and other information and data contained in the Company's 1996 Annual Report and the Company's 1997 First Quarter Report. More comprehensive financial information is included in such reports and the financial information which follows is qualified in its entirety by reference to such reports and all of the financial statements and related notes contained therein, copies of which may be obtained as set forth below under the caption "Miscellaneous."

                                                         YEARS ENDED          THREE MONTHS ENDED
                                                         DECEMBER 31,              MARCH 31,
                                                     --------------------     -------------------
                                                       1996        1995        1997        1996
                                                     --------     -------     -------     -------
INCOME STATEMENT DATA:(1)
Net sales..........................................  $572,474     561,203     117,341     122,449
Operating income...................................    59,101      24,617      11,555      13,300
Gain on sale of Rolodex............................        --          --      95,001          --
Income before income taxes.........................    51,863      18,774     103,912       9,390
Net income.........................................    39,053       2,575      63,319       6,146
Net income per share...............................  $   3.95        0.25        6.39        0.62
Weighted average shares outstanding, including
  common share equivalents.........................     9,892      10,132       9,912       9,954
Ratio of earnings to fixed charges(2)..............      3.54        1.83       26.17        2.80

                                                      AS OF DECEMBER 31,        AS OF MARCH 31,
                                                     --------------------     -------------------
                                                       1996        1995        1997        1996
                                                     --------     -------     -------     -------
BALANCE SHEET DATA:(1)
Working capital....................................  $ 47,956      44,920     130,914      59,753
Total assets.......................................   352,000     340,129     432,520     351,680
Total assets, less goodwill........................   338,341     340,129     419,387     348,967
Total debt.........................................   161,042     186,489     168,700     197,078
Shareholders' equity (deficit).....................    33,402     (15,779)     97,460      (8,300)
Book value (deficit) per common share(3)...........      3.52       (1.64)      10.15       (0.87)

Notes to Summary Historical Consolidated Financial Information:

(1) During 1996 the Company divested its Rolodex electronics product line and Curtis Manufacturing Co., Inc. and acquired the automotive aluminum tubing business of Helmut Lingemann GmbH & Co. (the "Lingemann Business"). During the three months ended March 31, 1997 the Company divested the Rolodex Business. (See Summary Unaudited Pro Forma Consolidated Financial Information.)

(2) The ratio of earnings to fixed charges was computed by dividing pre-tax income before fixed charges by fixed charges. Fixed charges consist of interest expense and the interest component of operating leases. The Company's earnings before fixed charges for the year ended December 31, 1995 includes the deduction of amortization of Reorganization Goodwill of $32,172,000. For the three months ended March 31, 1997, the Company's earnings before fixed charges includes a $95,001,000 pre-tax gain on the sale of the Rolodex Business.

(3) Book value (deficit) per common share is calculated as total stockholders' equity (deficit) divided by the number of common shares outstanding, net of treasury shares, at the end of the period.

                          SUMMARY UNAUDITED PRO FORMA
                       CONSOLIDATED FINANCIAL INFORMATION

                      INSILCO CORPORATION AND SUBSIDIARIES

     Set forth below is certain unaudited pro forma consolidated financial information of the Company and its subsidiaries based on historical information which has been adjusted to reflect significant acquisitions and divestitures which have occurred during the respective periods and all transactions directly or indirectly related to the Offer. The income statement data gives effect to the following transactions as if all had occurred at the beginning of each period presented: (i) the sale of the Rolodex Business (which occurred on March 5, 1997), (ii) the Company's purchase of 2,805,194 Shares from Water Street and 51,948 Shares from Mr. Smialek at a price of $38.50 per Share, (iii) the purchase of 2,857,142 Shares at a price of $38.50 per Share pursuant to the Offer, (iv) the New Credit Agreement and (v) the issuance of the new debt. In addition, the income statement data for the fiscal year ended December 31, 1996 has also been adjusted to reflect (i) the divestiture of the Rolodex electronics product line, (ii) the divestiture of Curtis Manufacturing Co., Inc. and (iii) the acquisition of the Lingemann Business, as if all had occurred at the beginning of the fiscal year ended December 31, 1996. (These divestitures and acquisition actually occurred in the third and fourth quarters of 1996.) The balance sheet data gives effect to the aforementioned transactions as if all had occurred as of the date of the respective balance sheets (except any acquisitions or divestitures which had taken place prior to the respective balance sheet dates are included in the respective balance sheet data as of the date of the actual sale or purchase). The nonrecurring transactions directly related to the aforementioned transactions are excluded from the pro forma statements of income. The summary pro forma consolidated financial information should be read in conjunction with the accompanying notes thereto and the financial statements and related notes set forth in the Company's 1996 Annual Report and the Company's 1997 First Quarter Report, as well as the summary historical consolidated financial information set forth above. The summary pro forma consolidated financial information is based on certain assumptions and estimates, and therefore does not purport to be indicative of the results that would actually have been obtained had the transactions been completed as of such dates or indicative of future results of operations and financial position.

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                            AS OF DECEMBER 31, 1996

                       (IN THOUSANDS, EXCEPT RATIO DATA)

                                                     SALE OF                    REFINANCING
                                       INSILCO     THE ROLODEX                      AND
                                      HISTORICAL   BUSINESS(1)   SUBTOTAL   SHARE REPURCHASE(2)   PRO FORMA
                                      ----------   -----------   --------   -------------------   ---------
ASSETS
Current assets:
  Cash and cash equivalents.........   $   3,481     112,610      116,091         (110,000)           6,091
  Trade receivables, net............      73,874      (8,481)      65,393                            65,393
  Other receivables.................       8,499        (325)       8,174                             8,174
  Inventories.......................      66,385      (8,460)      57,925                            57,925
  Deferred tax asset................      29,859     (28,652)       1,207                             1,207
  Prepaid expenses..................       7,010      (1,095)       5,915                             5,915
                                       ---------   ---------     --------         --------        ---------
     Total current assets...........     189,108      65,597      254,705         (110,000)         144,705
Property, plant and equipment,
  net...............................     114,379      (3,944)     110,435                           110,435
Deferred tax asset..................       7,542                    7,542                             7,542
Goodwill............................      13,659                   13,659                            13,659
Other assets........................      27,312      (4,990)      22,322            7,993(3)        30,315
                                       ---------   ---------     --------         --------        ---------
     Total assets...................   $ 352,000      56,663      408,663         (102,007)         306,656
                                       =========   =========     ========         ========        =========
LIABILITIES AND STOCKHOLDERS'
EQUITY (DEFICIT)
Current liabilities:
  Current portion of long-term
     debt...........................   $  24,272                   24,272          (23,250)           1,022
  Current portion of long-term
     liabilities....................       6,661                    6,661                             6,661
  Accounts payable..................      37,984      (4,797)      33,187                            33,187
  Accrued income taxes..............                   9,400        9,400           (1,350)           8,050
  Accrued expenses and other........      72,235      (7,033)      65,202                            65,202
                                       ---------   ---------     --------         --------        ---------
     Total current liabilities......     141,152      (2,430)     138,722          (24,600)         114,122
Long-term debt......................     136,770                  136,770          145,250          282,020
Other long-term liabilities.........      40,676                   40,676                            40,676
Stockholders' equity (deficit)......      33,402      59,093       92,495         (222,657)        (130,162)
                                       ---------   ---------     --------         --------        ---------
     Total liabilities and
       stockholders' equity
       (deficit)....................   $ 352,000      56,663      408,663         (102,007)         306,656
                                       =========   =========     ========         ========        =========
Shares outstanding..................       9,488                                    (5,714)           3,774
Book value (deficit) per share......   $    3.52                                                     (34.49)

            UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

                              AS OF MARCH 31, 1997

                       (IN THOUSANDS, EXCEPT RATIO DATA)

                                                                         REFINANCING
                                                        INSILCO              AND
                                                       HISTORICAL    SHARE REPURCHASE(2)    PRO FORMA
                                                       ----------    -------------------    ---------
ASSETS
Current assets:
  Cash and cash equivalents..........................   $ 115,523          (110,000)            5,523
  Trade receivables, net.............................      71,375                              71,375
  Other receivables..................................      10,493                              10,493
  Inventories........................................      70,500                              70,500
  Deferred tax asset.................................       2,710                               2,710
  Prepaid expenses...................................      11,853                              11,853
                                                         --------          --------          --------
     Total current assets............................     282,454          (110,000)          172,454
Property, plant and equipment, net...................     109,282                             109,282
Deferred tax asset...................................       7,263                               7,263
Goodwill.............................................      13,133                              13,133
Other assets.........................................      20,388             8,173(3)         28,561
                                                         --------          --------          --------
     Total assets....................................   $ 432,520          (101,827)          330,693
                                                         ========          ========          ========

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current portion of long-term debt..................   $  24,057           (23,250)              807
  Current portion of long-term liabilities...........       6,602                               6,602
  Accounts payable...................................      34,923                              34,923
  Accrued income taxes...............................      15,248            (1,281)           13,967
  Accrued expenses and other.........................      70,710                              70,710
                                                         --------          --------          --------
     Total current liabilities.......................     151,540           (24,531)          127,009
Long-term debt.......................................     144,643           145,250           289,893
Other long-term liabilities..........................      38,877                              38,877
Stockholders' equity (deficit).......................      97,460          (222,546)         (125,086)
                                                         --------          --------          --------
     Total liabilities and stockholders' equity
       (deficit).....................................   $ 432,520          (101,827)          330,693
                                                         ========          ========          ========
Shares outstanding...................................       9,606            (5,714)            3,892
Book value (deficit) per share.......................   $   10.15                              (32.14)

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                          YEAR ENDED DECEMBER 31, 1996

                (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)

                                                  ACQUISITION                    REFINANCING
                                                      AND                            AND
                                   HISTORICAL   DIVESTITURES(4)   SUBTOTAL   SHARE REPURCHASE(5)   PRO FORMA
                                   ----------   ---------------   --------   -------------------   ---------
Net sales........................    $572,474       (65,334)       507,140                          507,140
Cost of goods sold...............     389,893       (32,187)       357,706                          357,706
Depreciation and amortization....      16,831           308         17,139                           17,139
Selling, general and
  administrative expenses........     106,649       (21,048)        85,601                           85,601
                                     --------       -------       --------         -------          -------
     Operating income............      59,101       (12,407)        46,694                           46,694
Interest expense, net............     (17,376)        5,632        (11,744)        (19,371)         (31,115)
Other income, net................      10,138        (2,432)         7,706                            7,706
                                     --------       -------       --------         -------          -------
     Income before income
       taxes.....................      51,863        (9,207)        42,656         (19,371)          23,285
Income tax expense...............     (12,810)       (1,689)       (14,499)          7,458           (7,041)
                                     --------       -------       --------         -------          -------
     Net income..................    $ 39,053       (10,896)        28,157         (11,913)          16,244
                                     ========       =======       ========         =======          =======
Net income per common share and
  common share equivalent........    $   3.95                         2.85                             3.89
                                     ========                     ========                          =======
Weighted average number of common
  shares and common share
  equivalents....................       9,892                                       (5,714)           4,178
Ratio of earnings to fixed
  charges(7).....................        3.54                                                          1.68

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME

                       THREE MONTHS ENDED MARCH 31, 1997

                (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)

                                                    SALE OF                      REFINANCING
                                                  THE ROLODEX                        AND
                                   HISTORICAL     BUSINESS(6)     SUBTOTAL   SHARE REPURCHASE(5)   PRO FORMA
                                   ----------   ---------------   --------   -------------------   ---------
Net sales........................   $ 117,341       (10,797)       106,544                          106,544
Cost of goods sold...............      82,789        (5,483)        77,306                           77,306
Depreciation and amortization....       4,065          (194)         3,871                            3,871
Selling, general and
  administrative expenses........      18,932        (2,954)        15,978                           15,978
                                     --------       -------       --------         -------          -------
     Operating income............      11,555        (2,166)         9,389                            9,389
Interest expense, net............      (3,154)          955         (2,199)         (4,927)          (7,126)
Other income, net................         510            (1)           509                              509
Gain on sale of Rolodex..........      95,001       (95,001)
                                     --------       -------       --------         -------          -------
     Income before income
       taxes.....................     103,912       (96,213)         7,699          (4,927)           2,772
Income tax expense...............     (40,593)       37,680         (2,913)          1,897           (1,016)
                                     --------       -------       --------         -------          -------
     Net income..................   $  63,319       (58,533)         4,786          (3,030)           1,756
                                     ========       =======       ========         =======          =======
Net income per common share and
  common share equivalent........   $    6.39                         0.48                             0.42(8)
                                     ========                     ========                          =======
Weighted average number of common
  shares and common share
  equivalents....................       9,912                                       (5,714)           4,198
Ratio of earnings to fixed
  charges(7).....................       26.17                                                          1.34

The notes to the unaudited pro forma condensed consolidated balance sheets and statements of income follow:

(1) To record the sale of the Rolodex Business as if it had been sold as of the date of the balance sheet presented.

(2) To record as of the date of the balance sheet presented (i) the purchase of 2,805,194 Shares from Water Street and 51,948 Shares from Mr. Smialek at $38.50 per Share in cash for an aggregate purchase price of $109,999,967,
    (ii) the entering into of the New Credit Agreement and the issuance of $150,000,000 of new debt, and (iii) the purchase of 2,857,142 Shares at $38.50 per Share in cash for an aggregate purchase price of $109,999,967 pursuant to the Offer.

(3) To write off debt issue costs related to the Company's prior credit agreement and to record $9,500,000 in debt issue costs related to the New Credit Agreement and the new debt.

(4) To record the effect on sales and costs and expenses assuming that the divestiture of the Company's Office Products businesses and the acquisition of the Lingemann Business had occurred as of the beginning of the period presented. The divested operations consisted of the Company's Office Products businesses, comprised of the Rolodex Business, the Rolodex electronics product line and Curtis Manufacturing Co., Inc. Proceeds from the sale of the Rolodex Business were assumed to have been held in short term investments from the beginning of the period. Proceeds from the sales of the Rolodex electronics product line and Curtis Manufacturing Co., Inc. were assumed to have been applied to reduce the Company's outstanding debt at the beginning of the period, reducing interest expense and the related income tax expense (benefit). The acquisition of the Lingemann Business was assumed to have occurred and to have been funded through borrowings under the Company's prior credit agreement as of the beginning of the period presented.

(5) To record the effect on interest expense and the related income tax effect of (i) the purchase of 2,805,194 Shares from Water Street and 51,948 Shares from Mr. Smialek at $38.50 per Share for an aggregate purchase price of $109,999,967, (ii) the entering into of the New Credit Agreement and the issuance of $150,000,000 of new debt, and (iii) the purchase of 2,857,142 Shares at $38.50 per Share in cash for an aggregate purchase price of $109,999,967 pursuant to the Offer, as if the aforementioned transactions had occurred at the beginning of the periods presented. Interest income which was assumed to have been earned on the proceeds from the sale of the Rolodex Business was reversed as part of this adjustment.

(6) To record the effect on sales and costs and expenses assuming the Rolodex Business had been sold at the beginning of the period presented.

(7) The ratio of earnings to fixed charges was computed by dividing pre-tax income before fixed charges by fixed charges. Fixed charges consist of interest expense and the interest component of operating leases. The Company's historical earnings before fixed charges for the three months ended March 31, 1997 includes a $95,001,000 pre-tax gain on the sale of the Rolodex Business.

(8) The Company's quarterly sales and net income are affected by the seasonality of its yearbook publishing business, with the majority of such sales occurring in the quarters ended June 30 and September 30. As a result, the dilutive impact of the Transactions for the quarter ended March 31, 1997 is not necessarily indicative of the remaining quarters. See the Unaudited Pro Forma Condensed Consolidated Statement of Income for the Year Ended December 31, 1996 for the pro forma net income per common share and common share equivalent before and after the Transactions.

12. EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION UNDER THE EXCHANGE ACT.

     The Company's purchase of Shares pursuant to the Offer will reduce the number of Shares that might otherwise trade publicly and the number of holders of Shares, which may reduce the liquidity of the market for Shares.

     The Shares are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. The Company believes that, following the repurchase of Shares pursuant to the Offer, the Shares will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of Shares pursuant to the Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

     Stockholders who determine not to tender Shares in the Offer or whose Shares are not purchased in the Offer will realize an increase in their percentage ownership interest in the common equity of the Company and thus, in the Company's assets and any future earnings of the Company. Because of the smaller number of Shares outstanding after consummation of the Offer, increases or decreases in net earnings will result in proportionately greater increases or decreases in earnings per Share. See Sections 8 and 10 for a discussion of Water Street's and Mr. Smialek's ownership of the Company after the Transactions.

13. REGULATORY APPROVALS.

     The Company is not aware of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the Company's acquisition or ownership of Shares as contemplated by the Offer or of any license or regulatory permit that appears to be material to its business that might be adversely affected by its acquisition of Shares as contemplated in the Offer, except as may otherwise be required under federal or state securities laws. Should any such approval or other action be required, the Company currently contemplates that it will seek such approval or other action. The Company cannot predict whether it may determine that it is required to delay the acceptance of, or payment for, Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for Shares are subject to certain conditions. See Section 6.

14. CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following discussion describes certain United States federal income tax consequences of participating in the Offer, is for general information only, and does not purport to consider all aspects of federal income taxation that may be relevant to stockholders. The consequences to any particular stockholder may differ depending upon that stockholder's own circumstances and tax position. The discussion deals only with Shares held as capital assets within the meaning of
Section 1221 of the Code, and does not address matters that may be relevant to stockholders in special tax situations, such as financial institutions, insurance companies, stockholders liable for the alternative minimum tax, dealers in securities or currencies, tax-exempt organizations, foreign stockholders (as determined in accordance with Section 3), directors, employees, former employees or other persons who acquired their Shares as compensation, including upon the exercise of employee stock options, and persons who are holding such Shares as part of a straddle, conversion, hedge or hedging transaction, who may be subject to special rules. The discussion also does not address the special tax consequences applicable to Water Street and Mr. Smialek. This discussion does not consider the effect of any applicable state, local or foreign tax laws. In addition, this discussion is based upon tax laws in effect on the date of this Offer to Purchase, which are subject to change, including by virtue of the adoption of pending and proposed budget and tax legislation, that could affect the taxation of the Offer. EACH STOCKHOLDER IS

URGED TO CONSULT HIS OR HER TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF THE OFFER TO SUCH STOCKHOLDER, INCLUDING THE APPLICATION OF STATE, LOCAL AND FOREIGN TAX LAWS AND POSSIBLE TAX LAW CHANGES.

     Characterization of the Sale. The sale of Shares pursuant to the Offer will be a taxable transaction for United States federal income tax purposes. The United States federal income tax consequences to a stockholder may vary depending on the stockholder's particular facts and circumstances. Under the stock redemption rules of Section 302 of the Code, a sale by a stockholder to the Company pursuant to the Offer will be treated as a "sale or exchange" of such Shares (rather than as a distribution by the Company with respect to the Shares held by the tendering stockholder) if the sale of Shares: (a) results in a "complete redemption" of the stockholder's stock in the Company, (b) is "substantially disproportionate" with respect to the stockholder or (c) is "not essentially equivalent to a dividend" with respect to the stockholder (each as described below).

     Treatment as a Sale or Exchange. If any of the above three tests is satisfied with respect to a stockholder, and the sale is therefore treated as a "sale or exchange" of such Shares for United States federal income tax purposes, the tendering stockholder will recognize gain or loss equal to the difference between the amount of cash received by the stockholder pursuant to the Offer and the stockholder's tax basis in the Shares sold pursuant to the Offer. Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if such Shares have been held for more than one year. Certain individuals are subject to taxation at a reduced rate on their net capital gains. Stockholders should consider that recent legislative proposals would provide for reduced rates of taxation of net capital gains compared to the rates currently applicable to such income, which reduced rates, if effective as of the date proposed in such legislation, would be applicable to any capital gains realized pursuant to the Offer.

     Treatment as a Dividend. If none of the above three tests is satisfied with respect to a stockholder, such stockholder will be treated as having received a distribution, taxable as a dividend to the extent of the Company's available "earnings and profits," in an amount equal to the amount of cash received by the stockholder pursuant to the Offer (without reduction for the tax basis of the Shares sold pursuant to the Offer), no gain or loss will be recognized, and the stockholder's basis in the Shares sold pursuant to the Offer will be added to the stockholder's basis in his remaining Shares. Any cash received in excess of such earnings and profits will be treated, first, as a non-taxable return of capital to the extent of the stockholder's basis in all of his Shares, and, thereafter, as a capital gain to the extent it exceeds the stockholder's basis. The Company anticipates that its available earnings and profits will be such that all amounts treated as a distribution will be taxed as a dividend.

     Application of Section 302 Tests. In determining whether any of the tests under Section 302 is satisfied, a stockholder must take into account both Shares actually owned by such stockholder and any Shares considered as owned by such stockholder by reason of certain constructive ownership rules set forth in
Section 318 of the Code. Under these rules, a stockholder generally will be considered to own Shares which such stockholder has the right to acquire by the exercise of an option (which may include an unvested option) or warrant and Shares owned (and, in some cases, constructively owned) by certain members of the stockholder's family and by certain entities (such as corporations, partnerships, trusts and estates) in which such stockholder, a member of such stockholder's family or a related entity has an interest. In addition, while not free from doubt, it is possible that an acquisition or disposition of Shares (including market purchases and sales) substantially contemporaneous with the Offer will be taken into account in determining whether any of the tests described above is satisfied. In this regard, it is expected that the purchase by the Company of Shares owned by Water Street and Mr. Smialek on July 10, 1997 would be integrated with the Offer in measuring the percentage decline of any given stockholder. Each stockholder should also be aware that, in the event the Offer is over-subscribed, resulting in a proration, less than all the Shares tendered by a stockholder (other than an Odd Lot Owner who elects not to have his or her Shares prorated) will be purchased by the Company in the Offer. Thus, proration may affect whether a sale by a stockholder pursuant to the Offer will satisfy any of the Section 302 tests discussed below:

          a. Complete Termination. A sale of Shares pursuant to the Offer will result in a "complete redemption" of a stockholder's stock in the Company if, pursuant to the Offer, either (i) the Company purchases all of the Shares actually and constructively owned by the stockholder pursuant to the Offer or (ii) all Shares actually owned by the stockholder are sold pursuant to the Offer and, with respect to constructively owned Shares, such stockholder is eligible to waive (and effectively waives) constructive ownership of all such Shares under procedures described in Section 302(c) of the Code. STOCKHOLDERS IN THIS POSITION SHOULD CONSULT THEIR TAX ADVISORS AS TO THE AVAILABILITY OF SUCH A WAIVER.

          b. Substantially Disproportionate. The sale of Shares pursuant to the Offer will be "substantially disproportionate" with respect to a stockholder if, immediately after the sale pursuant to the Offer (treating as not outstanding all Shares purchased pursuant to the Offer), such stockholder's actual and constructive percentage ownership of Shares is less than 80% of the stockholder's actual and constructive percentage ownership of Shares immediately before the purchase of Shares pursuant to the Offer (treating as outstanding all Shares purchased pursuant to the Offer and the Shares purchased by the Company from Water Street and Mr. Smialek on July 10, 1997).

          c. Not Essentially Equivalent to a Dividend. In order for the sale of Shares by a stockholder pursuant to the Offer to qualify as "not essentially equivalent to a dividend," the stockholder must experience a "meaningful reduction" in his or her proportionate interest in the Company as a result of such sale, taking into account the constructive ownership rules. Whether the sale by a stockholder pursuant to the Offer will result in a "meaningful" reduction of the stockholder's proportionate interest will depend on the stockholder's particular facts and circumstances. The Internal Revenue Service has held in a published ruling that, under the particular facts of that ruling, a "meaningful reduction" occurred where there was a 3.3% reduction in the proportionate interest of a small minority stockholder who owned substantially less than 1% in a public company and who did not exercise any control over corporate affairs.

          As previously discussed in Section 10, the Company has used the Rolodex Proceeds to purchase Shares held by Water Street and Mr. Smialek. It is intended that such purchase be taxed pursuant to the "partial liquidation" rules of the Code and thus be treated as a "sale or exchange" giving rise to capital gain tax treatment in the hands of certain partners of Water Street and Mr. Smialek. As part of the Water Street Purchase Agreement, Water Street has agreed that the percentage of its Shares to be purchased by the Company (aggregating the purchase from Water Street on July 10, 1997 and the purchase of additional Shares from Water Street pursuant to the Offer) will be lower than the percentage of Shares that the Company will offer to purchase from stockholders other than Water Street pursuant to the Offer. As part of the Smialek Purchase Agreement, Mr. Smialek has agreed not to tender any Shares in the Offer. As a result of those agreements, stockholders who tender all of the Shares they own (actually and constructively) in the Offer should experience a reduction of at least 3.3% in their ownership of stock of the Company. Based on the foregoing, the Company believes that small minority stockholders who do not exercise any control over the affairs of the Company and who tender all of the Shares actually and constructively owned by them should experience a "meaningful reduction" in their proportionate interest in the Company and hence should qualify for capital gains tax treatment under the "not essentially equivalent to a dividend" test. However, stockholders who tender all of the Shares actually owned by them in the Offer, but are not considered to have tendered all of the Shares constructively owned by them (such as Shares issuable upon exercise of options) or who acquire additional Shares contemporaneously with the Offer, may not experience a "meaningful reduction" in their proportionate interest in the Company. The Company expects that stockholders who tender less than all of their Shares in the Offer may well experience an increase in their proportionate interest, in which case any proceeds of the Offer will be taxed as a dividend. STOCKHOLDERS SEEKING TO RELY ON THE "NOT ESSENTIALLY EQUIVALENT TO A DIVIDEND" TEST ARE URGED TO CONSULT THEIR TAX ADVISORS AS TO ITS APPLICATION TO THEIR PARTICULAR SITUATIONS.

     Special Rules for Corporate Stockholders. Any income which is treated as a dividend pursuant to the rules described above will be eligible for the 70% dividends received deduction generally allowable to corporate stockholders under Section 243 of the Code, subject to applicable limitations, including those relating to "debt-financed portfolio stock" under Section 246A of the Code and to the holding period requirement of Section 246 of the Code. Also, since not all stockholders will be selling the same proportionate interest in their Shares in the Offer, any amount treated as a dividend to a corporate stockholder will constitute an "extraordinary dividend" subject to the provisions of Section 1059 of the Code (except as may otherwise be provided in Treasury Regulations yet to be promulgated). Under Section 1059, a corporate stockholder must reduce the tax basis in all of such stockholder's Shares (but not below zero) by the "nontaxed portion" of any "extraordinary dividend" and, if such portion exceeds the stockholder's tax basis for the Shares, must treat any such excess as additional gain on the subsequent sale or other disposition of Shares.

     Corporate stockholders should also consider the effect of pending legislative proposals that, if enacted in their current form, could affect the foregoing summary of the tax consequences to a corporate stockholder of participation in the Offer. Certain proposals to amend Section 1059 of the Code are proposed to be enacted with retroactive effect and would, if enacted in current form, apply to the taxation of the Offer. The Company cannot predict whether these proposals or other legislation will ultimately be enacted or, if enacted, will be enacted as currently proposed. Corporate stockholders should consult their tax advisors concerning these proposals and other possible changes to the tax laws.

     For a discussion of certain withholding tax consequences to tendering stockholders, see Section 3.

     THE FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS INCLUDED FOR GENERAL INFORMATION ONLY. EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR TO DETERMINE THE PARTICULAR TAX CONSEQUENCES TO SUCH STOCKHOLDER (INCLUDING THE APPLICABILITY AND EFFECT OF THE CONSTRUCTIVE OWNERSHIP RULES AND FOREIGN, STATE AND LOCAL TAX LAWS AND POSSIBLE TAX LAW CHANGES) OF THE SALE OF SHARES PURSUANT TO THE OFFER.

15. EXTENSION OF TENDER PERIOD; TERMINATION; AMENDMENTS.

     The Company expressly reserves the right, in its sole discretion and at any time or from time to time, to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary and making a public announcement thereof, subject to the Company and each of Water Street and Mr. Smialek first entering into a written agreement amending the Water Street Purchase Agreement and Smialek Purchase Agreement, respectively. There can be no assurance, however, that the Company will exercise its right to extend the Offer. During any such extension, all Shares previously tendered will remain subject to the Offer, except to the extent that such Shares may be withdrawn as set forth in Section 4. The Company also expressly reserves the right, in its sole discretion, (i) to terminate the Offer and not accept for payment any Shares not theretofore accepted for payment by giving oral or written notice of such termination to the Depositary and making a public announcement thereof or, subject to Rule 13e-4(f)(5) under the Exchange Act, which requires the Company either to pay the consideration offered or to return the Shares tendered promptly after the termination or withdrawal of the Offer, to postpone payment for Shares, in each case, upon the occurrence of any of the conditions specified in Section 6 and (ii) at any time or from time to time, to amend the Offer in any respect. Amendments to the Offer may be effected by public announcement. Without limiting the manner in which the Company may choose to make public announcement of any termination or amendment, the Company shall have no obligation (except as otherwise required by applicable law) to publish, advertise or otherwise communicate any such public announcement, other than by making a release to the PR Newswire, except in the case of an announcement of an extension of the Offer, in which case the Company shall have no obligation to publish, advertise or otherwise communicate such announcement other than by issuing a notice of such extension by press release or other public announcement, which notice shall be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Material changes to information previously provided to holders of the Shares in this Offer or in documents furnished subsequent thereto will be disseminated to holders of Shares in compliance with Rule 13e-4(e)(2) promulgated under the Exchange Act.

     If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price, change in dealer's soliciting fee or change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. In a published release, the Commission has stated that in its view, an Offer should remain open for a minimum of five business days from the date that notice of such a material change is first published, sent or given. Pursuant to Rule 13e-4(f)(1), the Offer will continue or be extended for at least ten business days from the time the Company publishes, sends or gives to holders of Shares a notice that it will (a) increase or decrease the price it will pay for Shares or (b) increase (except for an increase not exceeding 2% of the outstanding Shares) or decrease the number of Shares it seeks.

16. FEES, EXPENSES AND OTHER ARRANGEMENTS.

     The Company has retained National City Bank as Depositary and Corporate Investor Communication, Inc. as Information Agent in connection with the Offer. The Information Agent may contact stockholders by mail, telephone, facsimile transmission and personal interviews, and may request brokers, dealers and other nominee stockholders to forward materials relating to the Offer to beneficial owners. The Depositary and the Information Agent will receive reasonable and customary compensation for their services and will also be reimbursed for certain out-of-pocket expenses. The Company has agreed to indemnify the Depositary and the Information Agent against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Offer. Neither the Information Agent nor the Depositary has been retained to make solicitations or recommendations in connection with the Offer.

     Certain directors, officers, or employees of the Company may, from time to time, contact stockholders to provide them with information regarding the Offer. Such directors, officers or employees will not make any recommendation to any stockholder as to whether to tender all or any Shares and will not solicit the tender of any Shares. The Company will not compensate any director, officer or employee for this service.

     The Company will not pay any solicitation fees to any broker, dealer, bank, trust company or other person for any Shares purchased in connection with the Offer. The Company will reimburse such persons for customary handling and mailing expenses incurred in connection with the Offer.

     The Company will pay all stock transfer taxes, if any, payable on account of the acquisition of the Shares by the Company pursuant to the Offer, except in certain circumstances where special payment or delivery procedures are utilized pursuant to Instruction 6 of the Letter of Transmittal.

     Goldman Sachs is acting as financial advisor to the Company in connection with the Transactions. Pursuant to such engagement, the Company has agreed to pay to Goldman Sachs a fee of $2,000,000 for advice in connection with the Transactions (other than the Share Repurchase) and a fee of $200,000 for advice in connection with the Share Repurchase. The Company has also agreed to reimburse Goldman Sachs for certain of its out-of-pocket expenses and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws, in connection with the Transactions.

     In addition, Goldman Sachs has acted as a co-syndication agent of the New Credit Agreement and will assist the Company in its new debt offering for which Goldman Sachs has received or will receive customary fees and indemnification undertakings.

17. MISCELLANEOUS.

     The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission relating to its business, financial condition and other matters. Certain information as of particular dates concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is filed with the

Commission. The Company has also filed an Issuer Tender Offer Statement on
Schedule 13E-4 with the Commission, which includes certain additional information relating to the Offer. Such reports, as well as such other material, may be inspected and copies may be obtained at the Commission's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, and should also be available for inspection and copying at the regional offices of the Commission located at 7 World Trade Center, 13th Floor, New York, New York 10048, and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661. The Commission maintains a Web site that contains such reports, and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. Copies of such material may be obtained by mail, upon payment of the Commission's customary fees, from the Commission's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's Schedule 13E-4 may not be available at the Commission's regional offices.

     The Offer is being made to all holders of Shares. The Company is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to a valid state statute. If the Company becomes aware of any valid state statute prohibiting the making of the Offer, the Company will make a good faith effort to comply with such statute. If, after such good faith effort, the Company cannot comply with such statute, the Offer will not be made to, nor will tenders be accepted from or on behalf of, holders of Shares in such state. In those jurisdictions whose securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                              INSILCO CORPORATION
July 11, 1997

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

     Facsimile copies of the Letter of Transmittal will be accepted for Eligible Institutions only. The Letter of Transmittal, certificates evidencing Shares and any other required documents should be sent or delivered by each holder of Shares, or such holder's broker, dealer, commercial bank or trust company, to the Depositary at one of its addresses set forth below.

                        The Depositary for the Offer is:

                               NATIONAL CITY BANK

          By Mail:                By Facsimile Transmission         By Hand or Overnight
                                 (for Eligible Institutions               Delivery:
     National City Bank,                   only):
          Depositary                 Fax: (216) 476-8367             National City Bank,
       P. O. Box 94720                                                   Depositary
 Cleveland, Ohio 44101-4720                                      Corporate Trust Operations
 (800) 622-6757 (Shareholder                                     Third Floor -- North Annex
         Questions)                                                4100 West 150th Street
                                                                 Cleveland, Ohio 44135-1385

                         Confirm Facsimile Transmission
                                 by Telephone:

                                 (216) 476-8049

             ------------------------------------------------------

     Questions and requests for assistance may directed to the Information Agent at the address and telephone number set forth below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other related materials may be obtained from the Information Agent or brokers, dealers, commercial banks and trust companies.

                    The Information Agent for the Offer is:

                    CORPORATE INVESTOR COMMUNICATIONS, INC.
                               111 Commerce Road
                              Carlstadt, NJ 07072

                 Banks or Brokers Call Collect: (201) 896-1900
                 All Others Can Call Toll-Free: (800) 631-0983

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